EXHIBIT 99.5

VOX ANNOUNCES Q2 2023 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – August 10, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the second quarter ended June 30, 2023.

Kyle Floyd, Chief Executive Officer stated: “The past quarter saw the delivery of 25% revenue growth over the prior year period and considerable organic portfolio developments which are expected to underpin medium to long term revenue from incremental development stage royalties such as Mt Ida, Bowdens and Sulphur Springs. Numerous corporate milestones were achieved during the quarter: completing a public offering, graduating to the TSX from the TSX Venture Exchange and appointing Donovan Pollitt to the Board of Directors.”

Second Quarter 2023 Highlights

•	Q2 2023 revenue of $2,217,384 and record year-to-date revenue of $5,798,239 (compared to revenue of $1,750,754 and $3,221,773 for the three and six months ended June 30, 2022, respectively);
•	Gross profit of $1,831,488 and $4,796,345 for the three and six months ended June 30, 2023 (compared to $1,444,878 and $2,609,171 for the three and six months ended June 30, 2022, respectively);
•	Generated cash flows from operations of $1,069,791 and $1,569,808 for the three and six months ended June 30, 2023 (compared to negative cash flows from operations of $209,829 and $614,654 for the three and six months ended June 30, 2022, respectively);
•	Strong balance sheet position at quarter end, including:

o	Cash and accounts receivable of $13,824,960;
o	Working capital of $11,465,973;
o	Total assets of $47,945,297;

•	Completed underwritten public offering on June 16, 2023, issuing 3,025,000 Vox common shares at a public offering price of $2.40 per share, for gross proceeds of $7,260,000;
•	On April 18, 2023, the Company shared an inaugural letter to shareholders and appointed Donovan Pollitt to the Board of Directors;
•	On May 29, 2023, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”);
•	Significant organic development within the Company’s existing royalty portfolio, including commissioning of the Mt Ida Gold Processing Plant in Western Australia by Aurenne Group Pty Ltd, final approval by the Independent Planning Commission of New South Wales to proceed with development and production of the Bowdens Silver Project, and a resource upgrade and release of an updated feasibility study for the Sulphur Springs copper-zinc project by Develop Global Limited; and
•	Subsequent to June 30, 2023:

o

In connection with the underwritten public offering that closed on June 16, 2023, the underwriters exercised their over-allotment option in full, purchasing an additional 453,750 Vox common shares for further gross proceeds of $1,089,000.

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Summary of Quarterly Results

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
	$	$	$	$
Income Statement
Revenue	2,217,384	1,750,754	5,798,239	3,221,773
Gross profit	1,831,488	1,444,878	4,796,345	2,609,171
Operating expenses	(2,349,226)	(1,476,025)	(4,371,105)	(2,928,686)
Income (loss) from operations	(517,738)	(31,417)	425,240	(319,515)
Other income(1)	983,342	945,236	142,187	1,097,058
Current tax recovery (expense)	25,951	(57,155)	(153,026)	(253,863)
Deferred tax expense	(539,998)	(424,365)	(1,144,083)	(331,503)
Net income (loss) and comprehensive income (loss)	(48,443)	432,569	(729,682)	192,177
Income (loss) per share – basic and diluted	(0.00)	0.01	(0.02)	0.00

Statement of Cash Flows
Cash flows from (used in) operating activities	1,069,791	(209,829)	1,569,808	(614,654)

Dividends declared per share	0.011	0.00	0.022	0.00

(1)	Other income comprises fair value change of warrants, foreign exchange differences, interest income, and loss on investments.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and six months ended June 30, 2023, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has approved a quarterly cash dividend of $0.011 per common share to be paid on October 13, 2023, to shareholders of record as of the close of business on September 29, 2023.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on September 29, 2023. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in October 2023 and on any future date thereafter, expectations to realize revenue from development stage royalty assets, and potential updates regarding one or more acquisition transactions over the coming months..

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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